767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

September 12, 2014

VIA EDGAR TRANSMISSION

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Avolon Holdings Limited

Amendment No. 3 to

Registration Statement on Form F-1

File No. 333-196620

Dear Ms. Long:

On behalf of our client, Avolon Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 5, 2014, relating to Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-1 of the Company (File No. 333-196620) (the “Registration Statement”), filed with the Commission on July 25, 2014. We are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). The changes reflected in Amendment No. 3 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of Amendment No. 3, including copies marked to show the changes from Amendment No. 2.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3.

Principal and Selling Shareholders, page 118

1.	In your next amendment, please add Messrs. Biglari and Perlin to your principal and selling shareholders table.

The Company has revised the disclosure on page 125 in response to the Staff’s comment.

Pamela Long Securities and Exchange Commission Page 2

Avolon Investments S.à r.l. Financial Statements for the Year Ended December 31, 2013

Consolidated Balance Sheets, page F-7

2.	Please revise your line item Total Temporary Equity and Shareholders’ Equity to only refer to Shareholders’ Equity. Revise the similar line item on page F-43 as well.

The Company has revised the disclosure on pages F-7 and F-43 in response to the Staff’s comment.

Consolidated Statements of Cash Flows, page F-10

3.	We note your revisions made in response to prior comment two from our letter dated August 7, 2014. It is unclear why you have not addressed the 2013 correction. Please advise or revise your disclosures accordingly.

The Company has revised the disclosure on pages 12, 54, F-10 and F-12 in response to the Staff’s comment.

(1) Summary of Significant Accounting Policies, page F-11

(f) Flight Equipment, page F-12

4.	We have reviewed your response to prior comment three from our letter dated August 7, 2014. For further clarification, please tell us how you capture the value of the maintenance return condition right in your accounting for purchased aircraft that are subject to a lease upon acquisition.

In accounting for purchased aircraft subject to a lease upon acquisition, the Company considers the lease agreement and the aircraft acquired as two separate units of account. The Company first assigns fair value to each of these units of account. ASC 820-10-35-36 states that “…techniques used to measure fair value shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs.” As such, given that the fair value of the aircraft can be more reliably determined due to the availability of independent third party-appraisers, the Company believes that the fair value of the aircraft on an “as-is-where is”/maintenance adjusted for physical condition basis should be used first to determine the amount allocated to the aircraft. Any material difference between the appraised amount allocated to the aircraft and the consideration paid for the aircraft would be an indicator of an intangible asset or liability. The aircraft’s independent third-party appraisals take into account the current condition of the aircraft and factors such as the model and vintage of the aircraft, specifications of the aircraft, maintenance status of the aircraft and utilization of aircraft, including the number of flight hours and cycles of the aircraft, etc., at the time of acquisition.

Pamela Long Securities and Exchange Commission Page 3

Historically, the fair value of the aircraft based on the independent appraisals has not been materially different than the acquisition price agreed with the selling lessors, which is determined based on an arm’s-length negotiation. The Company considers that the above calculation is a strong indicator that the fair value of the lease agreements is immaterial.

Nevertheless, in order to confirm that the lease agreements have no significant value on a stand-alone basis that may require separate recognition of an intangible asset in accordance with ASC 350-30, the Company takes into account two key components of these lease agreements:

•	Lease rental payments – In determining the market-based rent for each lease agreement, the Company considers all of the lease agreements’ stated terms and conditions without modifications. Given the recent vintage of the Company’s aircraft, the contractual rental amounts were determined at the inception of each lease (i.e., at the time the seller executed the lease) based on an aircraft that is of new condition.

•	Maintenance return condition right – The lease agreement for a majority of aircraft that are subject to a lease upon acquisition contains a clause that requires the lessee to return the aircraft at full life condition at the end of the lease. In the overwhelming majority of first-run leases of aircraft in the industry, the maintenance return condition is full life at the end of the first lease.

In accordance with ASC 350-30-25-4, the two components do not meet the separability criterion and, as a result, the two components are viewed in totality. The two components do not meet the separability criterion as both the lease rental payments and maintenance return condition were entered into to form one lease arrangement and are not capable of being sold individually or separately. In determining the fair value of the lease agreement, the Company compares the stated rent in the lease agreement with the current market-based rent that it would charge a customer to enter into a lease agreement for a similar aircraft with the same remaining contractual life, maintenance requirements and other market-based conditions. The estimated rent payment is also adjusted to reflect the current credit risk of the lessee.

In determining the current market-based rent at acquisition date, the Company considers the following factors:

•	All aircraft acquired by the Company in conjunction with lease agreements from other lessors are currently on the first lease of their lives and have an average age of approximately two years at the time of acquisition.

•	The maintenance return condition right allows the lessee to meet the requirements of the clause using a combination of improvements to the physical condition of the aircraft via maintenance/refurbishments/replacements where necessary, and cash compensation paid to the lessor upon termination of the lease.

Pamela Long Securities and Exchange Commission Page 4

•	When the lease agreement requires a maintenance deposit for the maintenance return condition, the Company considers the value of the deposit it receives from the selling lessor in the overall valuation of the lease agreement.

As a result of the above components, the Company has determined that the fair value of the lease agreement for its aircraft that are subject to a lease upon acquisition is immaterial. The Company will continue to evaluate all aircraft purchased via secondary sales and will recognize an asset or liability in any case where the net fair value of the lease represents a material amount.

(s) Net Gain on Disposal of Flight Equipment, page F-17

5.	We note your revisions made in response to prior comment five from our letter dated August 7, 2014 and have the following additional comments:

•	Please expand your disclosure to clarify the nature of retained lessee obligations, including when those obligations were incurred; and

•	You indicate that the net gain on disposal of flight equipment is calculated as sale proceeds less the sum of depreciated net book value, any liabilities assumed on the cost of disposal and any accrued maintenance liability transferred on disposal. Please clarify how you account for the transfer of the accrued maintenance liability such that it appears to reduce your net gain on disposal.

The Company has revised the disclosure on page F-17 in response to the Staff’s comment.

(14) Share Capital, page F-31

6.	We have reviewed your response to prior comment eight from our letter dated August 7, 2014. We note that you have retroactively reflected the 3 for 1 reverse stock split on the face of your balance sheets; however, you continue to present the pre-split number of Class A shares issued and outstanding at January 1, 2011, December 31, 2011 and December 31, 2012 on page F-32. Please revise to retroactively reflect the 3 for 1 reverse stock split throughout the filing.

The Company has revised the disclosure on page F-32 in response to the Staff’s comment.

Pamela Long Securities and Exchange Commission Page 5

Avolon Investments S.à r.l. Financial Statements for the Period Ended June 30, 2014

(17) Interest Income / (Expense), page F-55

7.	Your current presentation appears to indicate that you reported net interest income of $96.9 million for the six months ended June 30, 2014. Please revise your presentation to clearly indicate that you reported net interest expense of $(96.9 million) for the six months ended June 30, 2014.

The Company has revised the disclosure on page F-55 in response to the Staff’s comment.

Exhibit 5.1

8.	Please have counsel delete the qualification referencing the register of members in the Opinions and Qualifications sections since the registration statement includes adequate disclosure of its significance under “Register of Members, page 124.”

The Company has filed a revised form of opinion as Exhibit 5.1 to Amendment No. 3 in response to the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8870.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Ed Riley

General Counsel

Avolon Holdings Limited

David Korvin, Staff Attorney

Securities and Exchange Commission

Richard D. Truesdell, Jr., Esq.

Davis Polk & Wardwell LLP